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                          October 21, 2020

       Chantel Ray Finch
       President
       CR Global Holdings, Inc.
       2600 Barrett St
       Virginia Beach, VA 23452

                                                        Re: CR Global Holdings,
Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted October
14, 2020
                                                            CIK No. 0001828056

       Dear Ms. Finch:

              Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.

               More specifically, your offering statement fails to include interim balance sheet information as required pursuant to Section (b)(3)(B) of Part F/S and statements of cash flows
       and changes in stockholders    equity as required pursuant to Section
(b)(4) of Part F/S. In this
       regard, we also note that the financial statements are not accompanied by financial statement footnote disclosure. We also note that signatures to your offering statement should be revised to conform to the format required by Form 1-A including indicating each capacity in which the offering statement is being signed.

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Clement Abrams, Esq.